United States
                       Securities and Exchange Commission

                                   Form 12b-25
                              SEC File No. 0-50019
                              CUSIP No. 045346 10 3

                           NOTIFICATION OF LATE FILING

             (Check One):X_ Form 10-K and Form 10-KSB; __ Form 20-F;
                                        -
            __ Form 11-K; __ Form 10-Q and Form 10-QSB; __ Form N-SAR


              For Period Ended:  December 31, 2002
                                 -----------------

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                                 AspenBio, Inc.
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Full Name of Registrant
                                  N/A
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Former Name if Applicable

                                1585 S. Perry Street
                                Castle Rock, CO 80104
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           X   (b)  The subject annual report,  semi-annual  report,  transition
         ----       report on Form 10-K,  Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be X filed on or before the 5th calendar day after the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of a delay in processing certain accounting documents, the Registrant's Report on Form 10-KSB regarding the year ended December 31, 2002 could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Roger D. Hurst                 (303)                        794-2000
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  (Name)                     (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)
                                X Yes       No
                               ---       ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                X Yes       No
                               ---       ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                 Year Ended          Year Ended
                                                  12/31/02            12/31/01
                                                 ----------          ----------

Sales                                              $753,000         $1,123,000
Operating income (loss)                          (1,002,000)           197,000
Net income (Loss)                                  (997,000)            82,000
Basic and diluted securities (loss) per share
                                                      (0.11)               .01


The 2002 losses were a direct result of the following: 1) increase in research and development expenditures; 2) professional fees incurred in taking the Registrant public; 3) costs associated with patent applications; 4) relocation to Registrant's new facility; and 5) a reduction in antigen sales. These numbers are subject to final audit verification and adjustment.




                                 AspenBio, Inc.
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                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2003               By: /s/ Roger D. Hurst
       --------------                   ----------------------------------------
                                        Roger D. Hurst, Chief Executive Officer